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                                                                   EXHIBIT 2.13


                                  July 18, 2000


Telecomm Industries Corp.
1743 Quincy Avenue
Naperville, Illinois  60540

         Re:      Purchase Agreement dated April 15, 2000

Gentlemen:

               This letter agreement serves as an amendment to the Purchase Agreement dated as of April 15, 2000 (the "Agreement") by and among PentaStar Communications, Inc., PentaStar Corporation and Telecomm Industries Corp. All capitalized terms used in this letter agreement without definition have the respective meanings given to them in the Agreement.

               The parties hereby amend the Agreement as follows:

               1. Clause (B) of the second sentence of Section 2.3(a)(iv) of the Agreement and clause (B) of the fourth sentence of Section 2.3(a)(v) of the Agreement are each amended in their entirety to read as follows:

               (B) the aggregate amount of accounts receivable (including residual payment rights) and notes receivable received by the Company after February 29, 2000 (whether by collection of cash, offset of accounts payable or otherwise, and whether or not any cash or other amount received in respect thereof is on hand or has been used by the Company) as a result of the accelerated collection thereof beyond normal stated terms or outside of the normal course of business consistent with past practices,

               2. As of the date of this letter agreement, the Company has not obtained the third party consents, estoppels and nondisturbance agreements set forth on Exhibit A hereto (collectively, the "Outstanding Third Party Consents and Agreements"). With respect to the Outstanding Third Party Consents and Agreements, PentaStar, the Acquiror and the Company agree as follows: (a) the Closing shall occur even though the Outstanding Third Party Consents and Agreements will not have been obtained by the Closing; (b) PentaStar and the Acquiror have






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not waived the obligation of the Company to obtain the Outstanding Third Party
Consents and Agreements or to indemnify and hold harmless PentaStar and the Acquiror for any Adverse Consequences which either of them may suffer resulting from, arising out of, relating to or caused by the failure of the Company to obtain any of such Outstanding Third Party Consents and Agreements; and (c) the Company shall continue to be obligated to obtain the Outstanding Third Party Consents and Agreements.

               3. Before abandoning use of or disconnecting service on any of the telephone numbers of the Company at the Chicago, Illinois, Naperville, Illinois, Evansville, Indiana, Schererville, Indiana, South Bend, Indiana, Louisville, Kentucky, Columbus, Ohio, Dayton, Ohio or Brooklyn Heights, Ohio Premises, the Company shall offer to the Acquiror the right to such number, and the Acquiror shall not be obligated to make any payment to the Company for such number.

               4. Pursuant to Section 4.4 of the Agreement the Company was required to provide to the Acquiror, by May 15, 2000, a detailed list (based upon a physical inventory) of all tangible assets which the Company believes are to be included in the Acquired Assets, which list is to also set forth the book value (purchase price less accumulated depreciation) of each such tangible asset (the "Tangible Assets List"). The purpose of the May 15, 2000 delivery requirement was to provide PentaStar with sufficient time prior to the Closing to determine if the Tangible Assets List accurately reflected the tangible assets which are to be included in the Acquired Assets, as contemplated by fifth and sixth sentences of Section 3.1(g)(i). With respect to the Tangible Assets List, PentaStar, the Acquiror and the Company agree as follows: (a) the Closing shall occur even though the Tangible Assets List will not have been delivered by the Closing; (b) PentaStar and the Acquiror have not waived any representation, warranty or covenant of the Company contained in the Agreement or the obligation of the Company to deliver the Tangible Assets List or to indemnify and hold harmless PentaStar and the Acquiror for any Adverse Consequences which either of them may suffer resulting from, arising out of, relating to or caused by the failure of the Company to deliver the Tangible Assets List by May 15, 2000; (c) the Company shall deliver the Tangible Assets List to PentaStar by July 31, 2000; and (d) regardless of what assets appear or do not appear on the Tangible Assets List, the Acquired Assets include, without limitation, those assets set forth on Exhibit B hereto. Further, the Company shall use its best efforts following the Closing to consolidate servers, hubs, routers and PBXs for the Company's own use and any servers, hubs, routers and PBXs freed-up as a result of such consolidation shall also be Acquired Assets.

               5. The Acquiror, the Company and SBC Global Services, Inc. ("Ameritech") are party to a letter agreement dated of approximately even date herewith, pursuant to which the Acquiror is to make a wire transfer of money to Ameritech. The Company agrees that any such wire transfer by the Acquiror is to be made on behalf of the Company out of the cash portion of






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the Purchase Price which would otherwise be deliverable to the Company pursuant to Section 2.3(a) of the Agreement.

               6. Following the Closing, employees of the Acquiror may sell products or services identified on Exhibit C on behalf of the Company, in which event the Company shall compensate the Acquiror for such sales. Exhibit C represents the Acquiror's and the Company's agreement as to material terms governing such sales. Within 60 days following the Closing, the Acquiror and the Company shall negotiate and execute a more formal agreement concerning such arrangement, which shall include the understanding set forth on Exhibit C. Until such more formal agreement is executed, this Section 6 and Exhibit C shall govern such relationship. In addition, within 60 days following the Closing, the Acquiror and the Company shall use good faith efforts to negotiate and execute a separate agreement relating to the Acquiror and the Company each referring to the other customer and sales opportunities, with a compensation structure that is consistent with the Company's current referral arrangements.

               7. Section 2.3(d) of the Agreement is amended in its entirety to read as follows:

               (d) The allocation of the total consideration for the Acquired Assets and Assumed Liabilities for Tax reporting purposes shall be as follows: (i) to cash and cash equivalents, the amount thereof; (ii) to Closing Shares, the amount thereof less an appropriate discount for the Closing Shares' lack of liquidity and the risk of the Division operating as a stand-alone entity;
               (iii) to the Assumed Liabilities, the amount thereof; (iv) to the potential Earn-Out Amount, the estimated amount thereof of PentaStar Common Stock and cash, less an appropriate discount for the PentaStar Common Stock's lack of liquidity and the risk of the Division operating as a stand-alone entity. Once the Earn-Out Amount is known, through the passage of time and the occurrence of performance on the part of the Acquiror, the allocation of the total consideration shall be as follows: (i) to cash and cash equivalents, the amount thereof; (ii) to PentaStar Common Stock (whether issued as Closing Shares or in respect of the Earn-Out Amount), the amount thereof less a 2% discount for each month on shares of PentaStar Common Stock are subject to the transfer restrictions in Section 5.8 of this Agreement (for example, if




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               33% of the PentaStar Common Stock (whether issued as Closing
               Shares or in respect of the Earn-Out Amount) is subject, at the time of completion of the Earn-Out Period, pursuant to Section
               5.8 to not being sold, assigned, exchanged, transferred, pledged or otherwise disposed of for five remaining months, then 33% of the total PentaStar Common Stock (whether issued as Closing Shares or in respect of the Earn-Out Amount) received by the Company shall be discounted 10%); and (iii) to the Assumed Liabilities, the amount thereof. The Company will allocate the total consideration against its Tax basis in the Acquired Assets, Assumed Liabilities and recorded net operating losses to calculate its recorded gain on the transaction for Tax purposes. The Acquiror will allocate the total consideration against an estimated fair market value of the Acquired Assets and the Assumed Liabilities to calculate its recorded goodwill on the transaction for Tax purposes. The parties acknowledge that such allocations for Tax reporting purposes were determined pursuant to arm's length bargaining regarding the fair market values of the total consideration paid in accordance with the provisions of Code Section 1060. The parties further agree to prepare and file all Tax Returns (including Form 8594 under the Code) in a manner consistent with such allocations.


               8. (a) The first sentence of Section 2.3(a)(i) of the Agreement is amended by adding thereto the following to appear immediately before "(collectively the "Purchase Price")":

               ; and (E) an amount of cash equal to $164,683

Such $164,683 is not a part of the Clause A Amount and shall be paid at the Closing by wire transfer to the Company or its designee.

               (b) The Merrill Lynch Long-Term Debt Obligation includes the principal payment due July 1, 2000 and accrued interest thereon in the aggregate amount (for such past due principal payment and accrued interest) of approximately $140,000.

               (c) If the "Net Cash Flow" (as defined below) of the Acquiror for the period of July 1 through September 30, 2000 (and, for purposes of calculating Net Cash Flow for this Section 8(c) only, the Closing shall be treated as if it occurred on July 1, 2000) (the "Three Month Net Cash Flow Amount") is less than $369,451, then the Company shall owe the Acquiror an amount (not to exceed $304,683) equal to the difference (the "Difference") between $369,451 and the Three Month Net Cash Flow Amount. If a Difference is so owed by the Company to the Acquiror, the Acquiror shall have the right, at its option, to offset any Interim Cash Payment, Earn-Out Amount or other amount payable by the Acquiror to the Company pursuant to the Agreement against the Difference (and if no such amounts become payable to the






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Company or the amount thereof is less than the Difference, the Company shall pay such Difference (or any balance thereof) to the Acquiror upon demand by the Acquiror) or to obtain the Difference from the Escrow Deposit pursuant to
Section 7.1(b) of the Agreement. Any PentaStar Shares included in the Earn-Out Amount which are the subject of offset or obtained by the Acquiror from the Escrow Deposit pursuant to the preceding sentence shall be valued at the per share price at which they were issued pursuant to the Purchase Agreement. If the Three Month Net Cash Flow Amount is equal to or greater than the $369,451, then neither the Company nor the Acquiror shall owe any amount to the other in respect thereof. "Net Cash Flow" means net cash received by the Acquiror, less net cash disbursed by the Acquiror (which shall include any disbursements made to Merrill Lynch on or before September 1 and October 1, 2000 pursuant to the Merrill Lynch Long-Term Debt Obligation (currently estimated to be $106,592 each) and the $140,000 of assumed debt referenced in Section 8(b) above), less accounts payable which are past due at September 30, 2000 based upon their stated, normal terms, plus any prepayments of accounts payable that were not due by September 30, 2000 based upon their stated, normal terms.

               9. Attached as Exhibit D is the Estimated Closing Date Balance Sheet delivered by the Company to PentaStar.

               10. Notwithstanding anything in the Agreement to the contrary, the amount of the Merrill Lynch Short-Term Debt Obligation assumed by the Acquiror pursuant to clause (c) of the definition of Assumed Liabilities shall not exceed $1,059,298. However, at the Closing the Acquiror is being required to pay to Merrill Lynch on behalf of the Company $1,260,349 in respect of the Merrill Lynch Short-Term Debt Obligation, a difference of $201,051. The Borrowing Base Debt (as defined below) of the Acquiror as of the Closing Date shall be determined by Arthur Andersen by no later than August 10, 2000. If the Borrowing Base Debt of the Acquiror so determined is less than $1,260,349, then the Acquiror shall have the right to offset against any Interim Cash Payments an amount of $1.00 for each $1.00 that such Borrowing Base Debt is below $1,260,349, and if any such cash offset is taken the amount of such cash offset shall be replaced by PentaStar Shares having a value equal thereto based upon the per share price at which the Closing Shares are issued. For purposes of this
Section 10, Borrowing Base Debt shall mean 80% of Ameritech accounts receivable for Upfront Commission Payments (as defined in the Authorized Distributor Agreement between Ameritech and the Company (and assigned to the Acquiror pursuant to the Purchase Agreement) dated January 1, 1999, the "Ameritech Agreement") and 80% of Residual Payments (as defined in the Ameritech Agreement) expected to be received during the 90 days following the Closing Date.

               By signing below, you acknowledge and agree that (a) this letter agreement amends the Agreement as set forth above and only as set forth above and (b) the Agreement, as amended by this letter agreement, remains in full force and effect and nothing in this letter agreement shall constitute a waiver by any party of any right or claim under the Agreement.




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Very truly yours,


PENTASTAR COMMUNICATIONS, INC.            PENTASTAR CORPORATION


By:    /s/ Robert S. Lazzeri              /s/ Robert S. Lazzeri
       ---------------------------        --------------------------------------
Name:  Robert S. Lazzeri                  Name:  Robert S. Lazzeri
Title: Chief Executive Officer            Title: Chief Executive Officer

Agreed and accepted this 18th day of July 2000.

TELECOMM INDUSTRIES CORP.


By:  /s/ Paul Satterthwaite
   -----------------------------------
Name:    Paul Satterthwaite
     ---------------------------------
Title:   President/CEO
      --------------------------------